3/3/03

03002829

RECEIVED FEB 27 2003 SEC MAIL PROCESSING WASH. D.C. SECTION 165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teckmeyer Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 John Galt Boulevard
(No. and Street)

Omaha (City) Nebraska (State) 68137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Hearn 402-331-8600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dana F. Cole & Company, LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 500 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

OATH OR AFFIRMATION

I, Thomas M. Teckmeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teckmeyer Financial Services, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
JOSEPH R. HEARN
My Comm. Exp.March 17, 2004

Thomas M. Teckmeyer
Signature

President
Title

Joseph R. Hearn
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TECKMEYER FINANCIAL SERVICES, L.L.C.

OMAHA, NEBRASKA

FINANCIAL STATEMENTS

DECEMBER 31, 2002

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Teckmeyer Financial Services, L.L.C. as of December 31, 2002, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 11 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
January 29, 2003

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash in bank	3,038
Temporary investments	64,755
Commissions receivable	40,112
Interest receivable	1,537
Employee receivables	1,234
Prepaid expenses	16,257
Total current assets	126,933
FURNITURE AND EQUIPMENT	
Furniture and fixtures	32,390
Office equipment	9,296
Computer equipment	28,637
	70,323
Less accumulated depreciation	(50,023)
Total furniture and equipment	20,300
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	172,233

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	16,917
Salaries and commissions accrued	34,471
Taxes accrued	3,348
Total current liabilities	54,736
MEMBERS' EQUITY	
Members' equity	117,497
TOTAL LIABILITIES AND MEMBERS' EQUITY	172,233

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2002

REVENUES	
Commissions	787,941
EXPENSES	
Advertising	5,759
Commissions	429,047
Computer expense	17,669
Contract labor	8,800
Correspondent fees	44,642
Depreciation	7,785
Donations	3,280
Dues and subscriptions	1,582
Entertainment	741
Insurance	27,247
Miscellaneous	307
Outside services	973
Pension expense	1,955
Postage	6,452
Printing	2,421
Professional fees	3,378
Registrations and permits	2,906
Regulatory expenses	13,134
Rent	44,723
Repairs and maintenance	6,480
Salaries	169,494
Special events - clients	3,002
Supplies	2,673
Taxes	19,475
Telephone	9,864
Training	719
Travel	405
Total expenses	834,913
INCOME (LOSS) FROM OPERATIONS	(46,972)
OTHER INCOME (EXPENSE)	
Interest income	19,283
NET INCOME (LOSS)	(27,689)
MEMBERS' EQUITY, beginning	154,186
Contributions	20,000
Withdrawals	(29,000)
MEMBERS' EQUITY, ending	117,497

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2002

SUBORDINATED LIABILITIES, January 1, 2002	
Increases	
None	- 0 -
Decreases	
None	- 0 -
SUBORDINATED LIABILITIES, December 31, 2002	- 0 -

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	775,609
Interest received	19,214
Cash provided by operating activities	794,823
Cash paid for salaries and commissions	606,241
Cash paid for operating expenses	216,438
Cash disbursed for operating activities	822,679
Net cash used in operating activities	(27,856)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	20,000
Members' withdrawals	(29,000)
Net cash used in financing activities	(9,000)
NET DECREASE IN CASH	(36,856)
CASH AND TEMPORARY INVESTMENTS, beginning of year	104,649
CASH AND TEMPORARY INVESTMENTS, end of year	67,793

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2002

Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities	
Net income (loss)	(27,689)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	7,785
(Increase) Decrease in:	
Commissions receivable	(12,332)
Interest receivable	(69)
Employee receivables	(320)
Prepaid expenses	901
Increase (Decrease) in:	
Accounts payable	10,163
Salaries and commissions accrued	(7,700)
Taxes accrued	1,405
Total adjustments	(167)
Net cash used in operating activities	(27,856)

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C., (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a Limited Liability Company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the related assets ranging from three to ten years.

For Federal and state income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Organization Costs

Costs incurred in organizing the Company have been capitalized and are being amortized over five years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Temporary Investments

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxpaying entity for Federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

Advertising

Advertising expenditures paid by the Company are expensed as incurred.

NOTE 2. TEMPORARY INVESTMENTS

Temporary investments include funds in money market accounts and certificates of deposits.

NOTE 3. LEASES

The Company leases office space from Design Basics, Inc. The lease is a three year lease expiring February 28, 2005.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2002:

2003	44,343
2004	44,343
2005	7,391
2006	- 0 -
	96,077

NOTE 4. DEFINED CONTRIBUTION PENSION PLAN

During 1999, the Company sponsored a 401(k) Profit Sharing Plan and Trust covering substantially all of its employees. Employee contributions to the plan are voluntary. Employer contributions to the plan are discretionary and were $1,955 for the year ending December 31, 2002.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $69,379 which was $19,379 in excess of its required net capital. The Company's net capital ratio was .79 to 1.

NOTE 6. BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable Federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc.

The agreement is for a one year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one year periods.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total members' equity		117,497
Deduct members' equity not allowable for net capital		
Total members' equity qualified for net capital		117,497
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		117,497
Deductions and/or charges		
A. Nonallowable assets		
Accounts receivable employees	1,234	
12b-1 and insurance fees receivable	5,617	
Prepaid expenses	16,257	
Furniture and equipment	20,300	
B. Other deductions and/or charges		
Insurance	4,000	47,408
Net capital before haircuts on securities positions		70,089
Haircuts on securities		
A. Trading and investment securities		
Other securities	470	
B. Other		
Certificate of deposit	240	710
NET CAPITAL		69,379
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		16,917
Salaries and commissions accrued		34,471
Taxes accrued		3,348
Items not included in statement of financial condition		
None		
Total aggregate indebtedness		54,736

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	
Company	50,000
Excess net capital at 1500%	19,379
Excess net capital at 1000%	63,905
Ratio: Aggregate indebtednes to net capital	.79 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	69,440
Audit adjustments:	
Increase in accounts payable	(61)
Decrease in interest receivable	
Net capital per audited financial statements	69,379

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF DECEMBER 31, 2002

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental schedules of Teckmeyer Financial Services, L.L.C. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
January 29, 2003